

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2011

Via E-mail
Daniel Wiesel
Chief Executive Officer
The PAWS Pet Company, Inc.
2001 Gateway Place, Suite 410
San Jose, CA 95110

> **Re:** **The PAWS Pet Company, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 3, 2011**
> **File No. 333-175026**
> **Amendment No. 7 to Form 8-K**
> **Filed November 3, 2011**
> **File No. 333-130446**

Dear Mr. Wiesel:

　　We have reviewed your responses to the comments in our letter dated October 26, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filings.

Form S-1

Prospectus Summary, page 4

Business Overview, page 4

1. We note your disclosure on page four that you serve nine markets, including Omaha, Nebraska. However, your website indicates that you serve eight markets and does not include Omaha, Nebraska. Please advise.

Outlook, page 5

2. We note your response to our prior comment four and reissue. As the cash burn rate usually refers to the rate at which a company uses cash over time, please revise to disclose your monthly "burn rate" by providing your monthly operating expenses without including your monthly revenues. Also revise the first risk factor on page seven and your Management's Discussion and Analysis of Financial Condition and Results of Operation section, as applicable.

Use of Proceeds, page 14

3. We note your response to our prior comment three and reissue in part. Please revise to remove your disclosure that "[t]he maximum amount of proceeds that [you] may receive from the exercise of the warrant held by the selling security holder is $20,886,241," as it refers to underlying shares of common stock that are not included in this offering.

Business, page 28

4. We note your response to our prior comment eight and reissue in part. Please revise to disclose an estimate of the costs associated with your plans to market your services to Vet Pet Insurance policyholders and your plans to market Intellicell's stromal vascular fraction solution. In addition, we note the list of Pet Airway's partners on your website. To the extent that any of these relationships are material to your business, please revise to disclose.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 36

5. Please update your beneficial ownership table on page 36 to indicate that you have four officers and directors, as a group, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Loren Danzis, Esq.
        Fox Rothschild LLP